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                               November 30, 2021

       Keiichi Suzuki
       Chief Executive Officer
       AP Acquisition Corp
       Unit 2710, 27/F The Center
       99 Queen   s Road Central
       Hong Kong

                                                        Re: AP Acquisition Corp
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
8, 2021
                                                            CIK No. 0001862993

       Dear Mr. Suzuki:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 8, 2021

       We intend to account for our warrants as equity. ..., page 62

   1. We note your risk factor that currently your warrants are "intended" to be accounted for as equity, but could be
classified as liabilities if it is later determined that they should have been classified as
such. We further note your disclosure that if it is later determined that your warrants should
have been classified as a liability, you may need to restate your financial statements.
These statements appear to qualify the accounting treatment of the warrants. Please tell
us how this disclosure is appropriate in light of the audit report that states the financial
statements are the responsibility of management and in which your auditor opines that the
financial statements present fairly, in all material respects, your
 Keiichi Suzuki
AP Acquisition Corp
November 30, 2021
Page 2
         financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America.
Capitalization, page 90

2. You modified the terms of your warrant agreements and intend to account for your warrants as equity. Please provide us your analysis of the modified terms in the warrant agreements which support equity accounting per ASC 815-40. Also, provide us with the amended warrant agreements and reference the applicable sections in your response.
General

3. We note the changes to your prospectus indicating that you will not undertake your initial business combination with any entity with its principal business operations in China
         (including Hong Kong and Macao). Please revise the prospectus disclosure to indicate specifically you will not complete your initial business combination with a target that is headquartered China (including Hong Kong and Macau) or conducts a majority of its business in China (including Hong Kong and Macau). Corresponding changes should be made throughout the prospectus wherever you discuss business opportunities, the political or economic landscape of specific geographic regions, and other appropriate sections.
        You may contact Nasreen Mohammed at 202-551-3773 or Rufus Decker at 202-551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameKeiichi Suzuki                              Sincerely,
Comapany NameAP Acquisition Corp
                                                              Division of
Corporation Finance
November 30, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName